February 9, 2011

Roger Schwall
Assistant Director
UNITED STATES-SECURITIES EXCHANGE COMMISSION
Washington D.C. 20549

RE: SIGA Resources, Inc.
    Form 10-K for the Fiscal Year Ended July 31, 2010
    Filed November 12, 2010
    File No. 0-52814

We are in receipt of your comment letter dated February 2, 2011. After review of your comments and our Form 10-K for the Fiscal Year Ended July 31, 2010 we made the necessary corrections. The amended Form 10-K will be filed with-in the next couple of business days.

We further acknowledge:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filling;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 10-K for the Year Ended July 31, 2010

1. We note that your officer certifications filed as Exhibits 32.1 and 32.2 reference your ammual report for the fiscal year ended July 31, 2009, rather than the fiscal year ended July 31, 2010. Please file a full amendment to your annual report on Form 10-K to include proper certifications. Such amendment should include newly executed officer certification, including those required by Item 601(b)(31)-(32) of Regulation S-K.

Response

We have corrected the reference to the annual report dated July 31, 2010 and have newly executed the required certifications by Item 601(b)(31)-(32) of Regulation S-K.

                                        Sincerely,


                                        /s/ Edwin Morrow
                                        -----------------------------
                                        Edwin Morrow
                                        Chief Executive Officer